

KENT LAKE PR LLC

Urges Quanterix Shareholders to Vote **AGAINST**
the Proposed Merger with Akoya Biosciences

Disclaimer

The materials contained herein (the "Materials") represent the opinions of Kent Lake PR LLC and its affiliates (collectively, "Kent Lake") and are based on publicly available information with respect to the Quanterix Corporation, a Delaware corporation (the "Company"). Kent Lake recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Kent Lake's conclusions. Kent Lake reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Kent Lake disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Kent Lake herein are based on assumptions that Kent Lake believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Kent Lake currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Kent Lake from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Kent Lake discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Kent Lake expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Kent Lake. Although Kent Lake believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Kent Lake will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Kent Lake has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Executive Summary: Why Quanterix Shareholders Should Vote Against

Merger is a Bailout of Akoya at Quanterix Shareholders' Expense

- The deal assigns Quanterix an enterprise value of -$61M, while valuing Akoya at $142M, despite Quanterix's superior mix, growth, and market opportunity[1]
- Quanterix **bid against itself** despite clear issues with Akoya's financials that caused all other bidders to walk away
- A standalone Akoya would require dilutive financing to survive – **Quanterix's board is rescuing Akoya at the direct expense of Quanterix investors**

Quanterix Board is Entrenched and Conflicted

- Quanterix director Dr. Ivana Magovčević-Liebisch's director position at a Company with a material interest in Akoya suggests a **significant undisclosed conflict of interest**
- Quanterix shareholders have a clear **lack of confidence** in Board Chairman Dr. Martin Madaus – he **failed to obtain support from a majority of voters** at the 2024 annual meeting yet only resigned following our public pressure
- We have **serious reservations about the deal process**

Merger Introduces Unnecessary Risk for Quanterix

- The Merger materially weakens Quanterix's financial position by reducing net cash per share by nearly 60%[2], introducing substantial and unnecessary financial risk amidst an industry downturn
- Anticipated NIH funding cuts would likely **further worsen** Akoya's balance sheet situation
- Quanterix shares **deserve a higher revenue multiple in a stand-alone scenario** than in a combined company scenario

Distracts from Core Growth Opportunity

- Quanterix is at a **critical juncture** with its Alzheimer's diagnostics program, and the merger would **divert focus and resources away from FDA approval, reimbursement, and commercialization**
- Quanterix **should be concentrating on its biggest growth opportunity**… not absorbing a struggling Akoya
- Market reaction to the deal speaks volumes – **Quanterix's shares have declined over 50% since the deal announcement**

To protect their investment, Kent Lake urges its fellow Quanterix shareholders to _vote AGAINST_ a highly dilutive, risky merger with Akoya Biosciences that devalues and distracts from Quanterix's standalone potential.

1) Uses 4/15/25 $5.36 Quanterix share price and consideration allocation as disclosed in the S-4 Filing. Uses year-end 2024 Quanterix net cash balance of $289 million, reduced by $20 million in cash outflows related to the Emission acquisition subsequent to year-end. See also Company Annual Report on Form 10-K for the fiscal year-end December 31, 2024. Akoya net debt of $46.6 million includes $5.4 million debt exit fee. See also Company Amendment No. 3 to Form S-4, dated April 10, 2025, pg. 190.

2) Uses year-end 2024 Quanterix adjusted net cash balance of $269 million, reduced by Quanterix management's projected $48 million 2025 unlevered cash burn, divided by outstanding share count as of March 25, 2025. Combined company net cash per share assumes $175 million total net cash post-merger, reduced by 50% (two quarters) of management's projected combined cash burn net of synergies, divided by total post-merger share count. See also Company Form S-4, dated February 13, 2025, pg. 170–171.

Valuation and Market Reaction

QTRX's Value Declined Significantly Since the Announcement

Since announcing the merger, QTRX's share price has <u>declined nearly 55%.</u> Why do management and the Board insist on a transaction that the _owners_ of the company are so clearly against?



Source: Share price calculated as QTRX daily close price dated April 15, 2025

Structurally Unfair Transaction for QTRX Shareholders Who Receive a NEGATIVE Enterprise Value

Dr. Toloue and the QTRX Board, *which set of shareholders are you really working for?*

IMPLIED COMBINED VAUE (4/15/25)	QTRX	Implied AKYA
Share Price (4/15/25)	$ 5.36	0.318x
Exchange Ratio		0.318x
QTRX Equivalent FDSO	38,789	16,538
Market Capitalization	$ 207,909	$ 88,642
Replacement of AKYA Options + Frac. Shares		$ 7,250
Total Value of Consideration		$ 95,892
Net Cash	$ 269,122	$ (46,604)
Enterprise Value	$ (61,213)	$ 142,496
% of Pro Forma TEV	**-75%**	**175%**
Forward Revenue (CIQ Est.)		
2024A Revenue	$ 137,421	$ 81,672
2025E Revenue	$ 141,781	$ 90,704
2026E Revenue	$ 163,450	$ 103,378
TEV / 2024A Revenue	**-0.4x**	**1.7x**
TEV / 2025E Revenue	-0.4x	1.6x
TEV / 2026E Revenue	-0.4x	1.4x

Source: Based on Quanterix April 15, 2025, closing share price of $5.36. Uses year-end 2024 Quanterix net cash balance of $289 million, reduced by $20 million in cash outflows related to the Emission acquisition subsequent to year-end. See Company Annual Report on Form 10-K for the fiscal year-end December 31, 2024. Akoya net debt of $46.6 million includes $5.4 million debt exit fee. See also Company Amendment No. 3 to Form S-4, dated April 10, 2025, pg. 190. Quanterix and Akoya common shares and restricted stock units outstanding as of March 25, 2025. See also Company Amendment No. 3 to Form S-4, dated April 10, 2025, pg. 26.

Quanterix's Balance Sheet Is **STRONGER WITHOUT** Akoya

Quanterix would have >2x the cash/share at year end 2025 in the QTRX stand-alone scenario than if the merger goes through per mgmt. S-4 projections

- Quanterix currently has ~$270M in cash (at 12/31/24, net of $20M related to the Emission acquisition)
  - 2024 cash burn was ~$38M, implying a **QTRX standalone cash runway of ~6.5 years**[2]

- With $175M expected cash outstanding following the merger, a combined TTM QTRX-AKYA cash burn of $85M means that, even after $20M in optimistic synergies, **the ~$65M burn rate shrinks cash runway to just ~2.7 years**[2]

Fiscal Year	QTRX Mgmt. Projections (S-4)	QTRX Actual / Consensus[3]	QTRX Variance %	AKYA Mgmt. Projections (S-4)	AKYA Actual / Consensus[3]	AKYA Variance %
FY22A		$105.5			$74.9	
FY23A		$122.4			$96.6	
FY24E		$137.4			$81.7	
FY25E	$155.0	$141.8	9%	$87.0	$90.7	-4%
FY26E	$196.0	$163.5	20%	$99.0	$103.4	-4%
FY27E	$273.0	$189.5	44%	$128.0	$110.9	15%
FY28E	$450.0	$229.3	96%	$192.0	$123.2	56%
FY29E	$689.0	$259.3	166%	$273.0	$134.6	103%
FY30E	$1,022.0	$293.4	248%	$370.0	$182.6	103%

Note that management's projections for the inflection years 2028 through 2030 are significantly above current sell-side estimates for both companies. While we are extremely bullish on QTRX's potential, we caution reliance on overly optimistic projections to justify this merger



QTRX Projected Net Cash/Share Before and After Merger[1]

1) Uses year-end 2024 Quanterix adjusted net cash balance of $269 million, reduced by Quanterix management's projected $48 million 2025 unlevered cash burn, divided by outstanding share count as of March 25, 2025. Combined company net cash per share assumes $175 million total net cash post-merger, reduced by 50% (two quarters) of management's projected combined cash burn net of synergies, divided by total post-merger share count. See QTRX Form S-4, pg. 170 - 171, February 13, 2025.

2) Pro forma combined runway of 2.7 years calculated as expected $175M post-merger cash divided by FY2024 pro forma combined cash burn (-$85M) net of $20M assumed realized synergies. QTRX standalone cash runway of 6.5 years calculated as $289M FY2024 ending net cash, less $20M pro forma Emission payments, less half of the mid-point of QTRX management FY25 cash burn guidance (full year $35M to $45M); divided by FY24 cash burn ($38.5M).

3) Capital IQ sell-side consensus dated 4/15/25.

[7]

QTRX Shares **GO HIGHER** If Merger Is Voted Down

QTRX price is higher as a stand-alone company compared to QTRX-AKYA at any equal multiple:

If QTRX traded at 1.0x 2024 revenue there is >85% UPSIDE for shares

QTRX shares deserve a higher revenue multiple in a stand-alone scenario than in a combined company scenario due to **higher organic revenue growth (12% organic for QTRX in 2024, versus 0% for the combined company)**, and because **stand-alone QTRX has >2x the cash per share** than the merged company

QTRX STANDALONE
Sensitivity Analysis

TEV / FY24 Revenue	Share Price	% Upside (Downside)
1.5x	$11.74	119.0%
1.0x	$9.97	85.9%
0.5x	$8.19	52.9%
0.0x	$6.42	19.8%

Capitalization

QTRX Share Price (4/15/25)	**$5.36**
Enterprise Value	**-$41.2**
FY24 Revenue	$137.4
Current TEV / FY24 Revenue	-0.3x
KLPR Target Multiple	**1.5x**
KLPR Target Price	**$11.74**
% Upside (Downside)	**119.0%**

KLPR Price Target assumes a combined $20M in incremental 1H25 cash burn and multiple re-rating in-line with peer group; PT also approximates QTRX price pre-merger announcement. In the stand-alone scenario, QTRX deserves a higher multiple due to higher organic growth rate (12% versus 0% in 2024) as well as significantly more cash per share.

QTRX-AKYA COMBINED
Sensitivity Analysis

TEV / FY24 Revenue	Share Price	% Upside (Downside)
1.5x	$9.10	69.8%
1.0x	$7.12	32.9%
0.5x	$5.32	-0.7%
0.0x	$3.16	-41.0%

Capitalization

QTRX Share Price (4/15/25)	**$5.36**
Enterprise Value	**$128.8**
FY24 Revenue	$219.1
Current TEV / FY24 Revenue	0.6x
KLPR Target Multiple	**0.3x**
KLPR Target Price	**$4.50**
% Upside (Downside)	**-16.0%**

KLPR Price Target assumes 175M post-close net cash balance and assigns a 0.5x revenue multiple, which is the average of QTRX stand-alone and Standard BioTools (LAB), given the combined QTRX AKYA has slower proforma growth (0% versus 12% for QTRX stand alone in 2024) and significantly less cash per share.

Source: Public filings and QTRX Amendment No. 3 to Form S-4, dated April 10, 2025

Quanterix Is Clearly the Superior Business

QTRX's growth has shown resilience while AKYA's growth has <u>gone meaningfully negative</u>



Source: Public filings

Quanterix's Margins Are Superior Compared to Akoya's

QTRX-AKYA Trailing Gross Margin %



■ QTRX TTM Gross Margin %   ■ AKYA TTM Gross Margin %

QTRX-AKYA Trailing EBT Margin %[1]



■ QTRX TTM EBT Margin %   ■ AKYA TTM EBT Margin %

Source: Public filings
1)   *EBT represents earnings before interest and taxes, calculated as GAAP net income plus reported provision for income tax.*

Negotiation and Process

RED FLAG: Quanterix Ended Up Bidding Against Itself

AKYA contacted 20 parties: 13 signed NDAs, and 3 submitted initial offers – yet QTRX was the _only_ final bidder

- At least **four** bidders walked away due to concerns around AKYA's **profitability**, **cash burn**, and **leverage**[1]

- Motivated **strategic** buyers were unimpressed by AKYA's CDx pipeline, leading us to question whether this is the high-quality asset the QTRX board purports

- If no serious buyer would touch Akoya over these issues, **why are QTRX shareholders being left holding the bag?**



20 Parties Contacted

13 Signed NDAs

3 Initial Offers

QTRX Was the Only Final Bid

---

1)   Commentary from Parties E, L, B, and C included on the following slides. See Company Form S-4, dated February 13, 2025, Background of the Merger, pg. 132–145.

At Least Two Parties Dropped <u>Explicitly</u> Over Cash Burn

 *Party E* *indicated that, while they admired the business and product suite that Akoya had developed,* ***the scale remained small****,* ***profitability was uncertain*** *and Party E believed* ***Akoya's financial plan presented significant risks and uncertainties.***

(October 24, 2024)

 *Party C* *advised representatives of PWP that it would* ***no longer be participating in the process*** *due to* ***the extent of Akoya's projected financial losses and cash burn*** *and the* ***dilutive impact*** *that would represent for Party C. Party C further informed representatives of PWP that Party C had evaluated several strategies to mitigate the dilutive impact of a transaction but was* ***unable to become comfortable with acquiring Akoya at that time****.*

(December 11, 2024)



Note that at 12/31/24, AKYA only had $35M in unrestricted cash and marketable securities... meaning **AKYA's current cash runway is <1 YEAR**

See Company Form S-4, dated February 13, 2025, Background of the Merger, pg. 132–145.

Two Parties Dropped Due to Akoya's CDX and R&D Pipeline

- Two bidders – "Party B" and "Party L" – exited after diligence revealed **serious concerns** about Akoya's CDx path and uncertain R&D pipeline

- Yet QTRX management want to invest **even more** in these projects?

> **Masoud Toloue**
> *President, CEO & Director*
>
>  *Akoya has a great companion diagnostics business, **and we intend to make sure that, that is moving forward, if not accelerating with investment**.*
>
> *(January 10, 2025)*

- If major strategic buyers were **unwilling** to bet on Akoya's uncertain R&D spend, **why should Quanterix shareholders shoulder the burden?**

> *Party L* indicated that, **after detailed diligence**, *Party L's **conviction around the depth of Akoya's research and development pipeline** as well as the **time, cost and effort** associated with Akoya's Companion Diagnostics strategy and cultural compatibility between the companies **had weakened.***
>
> *(December 5, 2024)*

> *Party B* informed representatives of PWP that it would no longer be participating in the process due to (i) their view that **Akoya's Companion Diagnostics strategy would take longer to develop and require more investment**, (ii) their perspective on the timing for an overall recovery in the Spatial Biology Instrumentation market in which Akoya operates and (iii) **the amount of balance sheet cash that would need to be allocated to repayment of Akoya debt under a potential transaction**.
>
> *(October 31, 2024)*

See Company Form S-4, dated February 13, 2025, Background of the Merger, pg. 132–145.

The Merger Is a Bailout for Akoya at QTRX Shareholders' Expense

The S-4 discloses that AKYA's management and advisor <u>knew</u> they would have had to raise <u>dilutive financing</u> to remain solvent

- Absent the merger, **Akoya would have had to raise $75M** to repay their Nov 2027 MidCap Financial debt[1]

- At 4/15/25, AKYA was trading at ~$62M market capitalization, or $1.19/share. This means that to raise the $75M at a 20% discount, AKYA would have had to issue **>80M new shares**, more than doubling the number of shares outstanding[1]

- Rather than let AKYA face their own problems, the Quanterix Board is **shifting the burden onto QTRX investors**

- **The proposed merger introduces substantial risk to Quanterix's business model**



> *At the direction of management of Akoya, PWP assumed that**, in order to remain a standalone company, Akoya** would need to raise $75 million in additional capital by issuing Akoya Common Stock at a 20% discount to the Akoya Current Share Price with a 6% issuance fee, $25 million the proceeds of which would be used to pay down Akoya's debt at the time of issuance*
>
> *(QTRX S-4 Prospectus, pg. 165, filed 02/13/25)*



> *Akoya's management anticipates the Combined Company will experience some **revenue dis-synergies as a result of the Merger***
>
> *(QTRX S-4 Prospectus, pg. 153, filed 02/13/25)*



> *The Combined Company may face **liquidity challenges** during the next few years in light of **significant contingent liabilities and financial obligations and commitments***
>
> *(QTRX S-4 Prospectus, pg. 154, filed 02/13/25)*

---

1) See Company Form S-4, dated February 13, 2025, Opinion of Akoya's Financial Advisor, pg. 165.

RED FLAG: Akoya Faces Near-Term Bankruptcy Risk

Shockingly, <u>the terms of the Merger award Akoya with a premium valuation relative to Quanterix</u>, despite Akoya's precarious financial situation



Akoya Going Concern Ability in "Substantial Doubt" [1]

remedies provided for under the Midcap Trust Term Loan. As a result of these uncertainties, there is substantial doubt about our ability to continue as a going concern for the next twelve months. However, we



Akoya MidCap Debt Already in Covenant Violation [1]

the foreseeable future. Additionally, in the event that the Merger with Quanterix is not consummated, based on our current operating plan, we do not expect to maintain compliance with our financial covenants at March 31.



Akoya Leverage: Trailing Revenue and Net Debt ($M)

LTM Revenue: Jun-23: 85, Sep-23: 91, Dec-23: 97, Mar-24: 94, Jun-24: 93, Sep-24: 87, Dec-24: 82

Net Debt: Jun-23: (30), Sep-23: (15), Dec-23: (9), Mar-24: 13, Jun-24: 26, Sep-24: 36, Dec-24: 40

Net debt calculated as 1) total balance sheet debt less 2) total restricted and unrestricted cash and cash equivalents and marketable securities.



Akoya MidCap Debt Contingent to LTM Revenue
...WHICH IS DECLINING![2]

"Section 6.1 <u>Minimum Net Revenue</u>. Commencing with the Defined Period ending March 31, 2025, and for each Defined Period thereafter, Borrowers shall not permit its consolidated Net Revenue for any applicable Defined Period, as tested monthly on the last day of the applicable Defined Period, to be less than the Minimum Net Revenue Threshold for such Defined Period."

Source: Public filings
1) *See Akoya Annual Report on Form 10-K for the fiscal year-end December 31, 2024, dated March 17, 2025, pg. 77-78.*
2) *See Exhibit 10.24 from Akoya Annual Report on Form 10-K for the fiscal year-end December 31, 2024, dated March 17, 2025, pg. 3*

RED FLAG: Rescue Loan From QTRX to AKYA

Kent Lake strongly believes the decision to provide bridge financing is a breach of the Board's fiduciary duty

- On April 3, 2025, the Quanterix Transaction Committee inexplicably approved a $30M financing to Akoya on clearly preferential terms without shareholder approval

- **The convertible feature is effectively worthless**, with the conversion price set at ~$3.54/share, a ~3x premium to Akoya's current share price (~$1.19)

- Akoya has already disclosed that under their current operating plan, **they anticipate breaching MidCap loan covenants in 1Q25** – despite this, the **subordinate** Quanterix note carries the same interest rate (SOFR + 6.80%)

    - **An arm's-length debt issuance to a borrower facing similar distress would require a substantially higher interest rate**

- Akoya's stock traded at a >30% discount to the implied merger transaction price immediately prior to the Bridge Financing Commitment date, clearly signaling investor skepticism around deal closure, and validated by multiple Quanterix shareholders publicly opposing the transaction

New AKYA March 17, 2025, 10-K Disclosures

> maturity date of November 1, 2027, which was extended pursuant to Amendment No. 3. In addition, Amendment No. 3 amended the interest rate payable on the term loan to apply an interest rate equal to the SOFR rate (with a floor of 2.50%) plus 6.80%, and reset the call protection to begin as of November 7, 2025. Finally, Amendment No. 3 provided for a commitment fee of $74 thousand that was paid on November 7, 2022 on the new tranche amounts and an exit fee of 4.75%. Substantially all other terms and conditions, and covenants of the credit agreement remained unchanged.

> We have drawn $75.0 million as of December 31, 2024, subject to our compliance with the covenants contained in the Midcap Trust Term Loan. Based on our current operating plan, we do not expect to maintain compliance with our financial covenants at March 31, 2025. If we are

---

Why would the Board approve *subordinated* ***financing with a*** *meaningless conversion option* ***to a borrower facing*** *IMMEDIATE RISK OF DEFAULT?*

Source: Conversion price is pegged to the 10-day QTRX VWAP prior to the merger announcement ($11.13 per share), multiplied by the exchange ratio. QTRX note bears an interest rate of SOFR + 6.80%. See Form 8-K Exhibit B, April 3, 2025.
MidCap Trust loan bears an interest rate of SOFR + 6.80%. See Akoya Annual Report on Form 10-K for the fiscal year-end December 31, 2024, dated March 17, 2025, pg. 29-30.

RED FLAG: AKYA's Exchange Ratio *Improved* AFTER AKYA Missed Q3 and Shares Fell Over 30%?

AKYA's pro forma ownership increased from 26% to 30% in the final offer... despite AKYA's Q3 revenue miss and guidance cut, which sent AKYA shares spiraling down over 30%!

- According to the S-4, QTRX's initial November offer gave AKYA shareholders a pro-forma ownership split of 26% (approx. 0.2710x implied exchange ratio)[1]

- On 11/14/24, AKYA reported 3Q24 revenue of $18.8M (missing FactSet consensus $25.4M) and cutting FY24 topline guidance by ~17%

- Despite this, on 12/11 – after AKYA's stock fell by **over 20%** – QTRX offered an updated exchange ratio of 0.2970x, or **28% pro forma AKYA ownership**[1]

- Akoya's fundamentals materially worsened throughout the deal process, yet Quanterix settled on an exchange ratio (0.318x) that concedes **>4% of the combined company** to AKYA shareholders

- How did AKYA's worse performance and outlook translate into a higher deal premium? We view this as a sign of poor deal-making by the Quanterix Board and management team, which prioritized an expedited process over shareholder value

> Between November 1, 2024, and November 4, 2024, Akoya received first-round proposals from Quanterix, Party A and Party L. Quanterix proposed an all-stock transaction valued at a per share purchase price of $3.50, which would be translated into a fixed exchange ratio of Quanterix shares for Akoya shares in advance of signing definitive documentation. Based on Quanterix's and Akoya's stock prices at market close on October 31, 2024 the proposal represented a premium of 24% to Akoya's closing stock price and would result in a ==pro-forma ownership split of approximately 26% for Akoya stockholders and 74% for Quanterix stockholders on a fully diluted basis==. Quanterix's proposal also anticipated that Quanterix would fully repay Akoya's existing outstanding debt at the closing of a transaction.

> On December 11, 2024, Quanterix delivered an updated indication of interest to Akoya (the "December 11 Quanterix Indication of Interest"). ==The December 11 Quanterix Indication of Interest proposed to acquire 100% of the outstanding shares of capital stock of Akoya and the purchase price would be paid in shares of Quanterix Common Stock based on a 0.2970 exchange ratio, implying an offer value of $3.50 per Akoya share==, representing a 49% premium to Akoya's share price based on Akoya's and Quanterix's respective stock closing prices on December 10, 2024 and a ==28% pro forma ownership for Akoya stockholders in the combined company==.

1) See Company Form S-4, dated February 13, 2025, Background of the Merger, pg. 138–140.

Quanterix Restatement Tainted Merger Negotiations

- **QTRX traded at $15 prior to 11/12/24 announcement that accounting errors necessitated restating financials**

- **QTRX shares traded from $15 to $11 within a week of this disclosure likely due to investor concern over the restatement**

- **Much of the negotiation for AKYA occurred while QTRX shares were depressed during the restatement process which likely negatively impacted the exchange ratio for QTRX holders**

Material weakness over ICFR has been pervasive since 2022

the Treadway Commission (2013 Framework). Based on our evaluation under the framework set forth in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2022, due to the material weaknesses described below.

– FY2022 10K (March 2023)

the Treadway Commission (2013 Framework). Based on our evaluation under the framework set forth in Internal Control-Integrated Framework, as well as the actions outlined above, while our management concluded that the Financial Statement Close Process MW and Compensation MW were remediated as of December 31, 2023, management concluded that our internal control over financing reporting was not effective at the reasonable assurance level as of December 31, 2023 due to the material weaknesses described below.

– FY2023 10K (February 2024)

Based on our updated evaluation of the effectiveness of internal control over financial reporting under the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and in light of the material weaknesses discussed above, our management continued to conclude that our internal control over financing reporting was not effective at the reasonable assurance level as of September 30, 2024.

– 3Q24 10Q (December 2024)

Material weakness led to the restatement

Restatement Background

As previously disclosed by the Company in its Current Report on Form 8-K filed with the SEC on November 12, 2024, in connection with its efforts to remediate a material weakness in its internal control over financial reporting relating to the operating effectiveness of internal controls associated with the accounting for inventory valuation, and while performing closing procedures for the third quarter of 2024, management identified an error related to the capitalization of labor and overhead costs in the Company's inventory balances in prior periods (the "Misstatement"). The error was not caused by any override of controls, misconduct, or fraud. The correction of the Misstatement impacts the previously reported amounts of inventory, cost of product revenue, net loss per common share, and all related financial statement subtotals and totals. In addition to correcting the Misstatement, the Amended Filings also reflect adjustments to correct unrelated errors to other financial statement line items identified by the Company in prior periods which include, but are not limited to, adjustments to property and equipment, accrued compensation and benefits, and operating expenses.

Source: See Company Annual Report on Form 10-K for the fiscal year-end December 31, 2022, dated March 6, 2023, Opinion on Internal Control over Financial Reporting, pg. 86. See also Company Amended Annual Report on Form 10-K for the fiscal year-end December 31, 2023, dated December 26, 2024.

A Tainted Process? Half the Transaction Committee Walked Away

Back-to-back director resignations lead us to question deal process further

> *In October of 2023, Akoya and Quanterix had discussions in connection with a potential strategic commercial relationship. From time to time thereafter, Mr. McKelligon and Masoud Toloue, Ph.D., the Chief Executive Officer of Quanterix, **held a number of discussions** ... to explore various ways in which they could collaborate*
>
> *(QTRX S-4 Prospectus, pg. 132)*

> *As part of its ongoing evaluation, from time to time, the Quanterix Board has considered various potential strategic transactions and, on October 17, 2023, the Quanterix Board approved the formation of a Transaction Committee (the "Quanterix Transaction Committee"), then comprised of **Brian Blaser**, **Karen Flynn**, **Paul Meister** and **Laurie Olson**, to evaluate certain strategic alternatives*
>
> *(QTRX S-4 Prospectus, pg. 132)*

> *On October 2, 2024, the Quanterix Board met and resolved to reconvene the previously formed Quanterix Transaction Committee for the purpose of facilitating the consideration and review of a potential strategic transaction with Akoya. **In light of the departure of Mr. Blaser and Ms. Olson** from the Quanterix Board earlier in 2024, **Martin Madaus** was appointed to the Quanterix Transaction Committee, which was then comprised of **Ms. Flynn**, **Mr. Meister** and **Mr. Madaus***
>
> *(QTRX S-4 Prospectus, pg. 134)*

See Company Form S-4, dated February 13, 2025, Background of the Merger, pg. 132–145

Conflicts of Interest & Governance

Significant Undisclosed **Conflict of Interest**

Dr. Ivana Magovčević-Liebisch appointed to Quanterix Board on October 2, 2024 – the same day merger discussions resumed

- **DUAL-FIDUCIARY CONFLICTS:** Dr. Magovčević-Liebisch serves **simultaneously** as a **director at both Quanterix and Acrivon Therapeutics (ACRV)**

  - ACRV has an **INDIRECT VESTED INTEREST** In the QTRX-AKYA deal: **ACRV's flagship OncoSignature diagnostic test critically relies on Akoya's technology platform**

  - Dr. Magovčević-Liebisch personally owns stock options for ~32,500 ACRV shares (plus potentially another 20,275 granted in 2025); **total potential position value >$1 million based on median broker ACRV price targets**

- Appointment timeline raises serious independence concerns given ACRV director role and **LACK OF RECUSAL DISCLOSURES**, as QTRX incorporated assumptions around the AKYA-ACRV partnership in financial projections (S-4, pg. 170)

  - October 2, 2024: Dr. Magovčević-Liebisch appointed to the QTRX Board; **immediately attends transaction committee discussions regarding AKYA merger**

  - October 18, 2024: ACRV and AKYA amend commercial partnership, **adding up to $3M in new pre-commercial milestones** paid to AKYA (**~6% AKYA TTM cash burn**)

  - October 25, 2024: QTRX submits initial non-binding offer to acquire AKYA

> ***This $3 million special milestone comprised 14% of Akoya's total fourth-quarter revenue. Without it, Akoya's fourth-quarter revenue would have declined by over 30% compared to the prior year quarter – likely derailing the ongoing negotiation process with prospective buyers***

See Akoya Annual Report on Form 10-K for the fiscal year-end December 31, 2024, dated March 17, 2025, pg. 105. See also Company Form S-4, dated February 13, 2025, Background of the Merger, pg. 132–145

Why Did Dr. Madaus Remain Board Chair Despite <50% Votes Cast?

Dr. Madaus' recent resignation is an absurdly late, reactive move that would not have occurred absent our public pressure

- Election votes from the June 3, 2024, annual meeting show a significant number of QTRX shareholders **withheld** votes from Karen Flynn and Martin Madaus – in fact, **Dr. Madaus received only 49.9% of total votes cast**

- As a refresher, ShareholderEducation.com (Broadridge)[1] defines a "withheld" vote as:

  - *Similar to abstain, but is used in instances in which nominees run unopposed and therefore only need a single vote to earn a "plurality."* ***In these cases, "against" votes are meaningless, so you only have the option to vote "for" or "withhold."***

- In 2019, nearly 90% of S&P 500 Index companies implemented resignation policies for directors who fail to receive majority voting support[2]

- Quanterix's own voting results clearly signal **no confidence** in Dr. Madaus, and **undermines trust** in the current Board

- The Board should have **immediately demanded** Dr. Madaus' resignation – instead, he continues to serve as a member of the Quanterix Transaction Committee

On October 2, 2024, the Quanterix Board met and resolved to reconvene the previously formed Quanterix Transaction Committee for the purpose of facilitating the consideration and review of a potential strategic transaction with Akoya. In light of the departure of Mr. Blaser and Ms. Olson from the Quanterix Board earlier in 2024, Martin Madaus was appointed to the Quanterix Transaction Committee, which was then comprised of Ms. Flynn, Mr. Meister and Mr. Madaus.

QTRX Shareholders Overwhelmingly Disapprove BoD Appointments

	For	Withheld	Broker Non-Votes
Karen A. Flynn	16,037,402	10,449,328	5,106,768
Martin D. Madaus, Ph.D.	13,208,474	13,278,256	5,106,768

See Company Current Report on Form 8-K, dated June 7, 2024. See also Company Form S-4, dated February 13, 2025.
1)   *Proxy Voting – Frequently Asked Questions | Broadridge*
2)   *Glass Lewis 2025 US Benchmark Policy Guideline*

Madaus Governance: A Willful Disregard of Shareholder Feedback

His recently announced replacement as Chairman and planned resignation from the Board does not alter his significant involvement in the Merger diligence and negotiations as Chairman and member of the Transaction Committee

- The Quanterix Board **double-downed on bad governance practices** by allowing this non-independent Chair to join the Transaction Committee overseeing QTRX's **value-destructive** pursuit of AKYA

- In its 2024 Proxy Analysis, ISS explicitly classifies Dr. Madaus as a "non-independent" director, **raising significant independence and oversight concerns**

- Rather than resign after the majority WITHHOLD vote at the 2024 Annual Meeting, Dr. Madaus **remained** Chairman of the Board – **a willful disregard of shareholder feedback**



ISS 2024 Proxy Analysis Excerpt (May 10, 2024)

NON-INDEPENDENT MEMBER OF KEY COMMITTEES

Martin Madaus serves as a non-independent member of the audit and nominating committees.

The presence of non-independent directors on key committees may diminish the committees' ability to oversee management objectively. Audit, compensation, and nominating committees should all be fully independent to ensure effective monitoring of these critical functions.

🏛 Governance — 9

Lower Risk ◄——————► Higher Risk

Board Structure	10
Compensation	7
Shareholder Rights	8
Audit & Risk Oversight	8

Governance Scores As Of: May 5, 2024
Last Data Profile Update: May 5, 2024

Source: ISS Proxy Analysis & Benchmark Policy Voting Recommendations – Quanterix 2024 Annual Meeting (May 10, 2024)

Strategic Rationale

Quanterix Management's Projections are Flawed

Management S-4 projections used to justify the deal are also orders of magnitude higher than current analyst consensus estimates

- QTRX management's ~$1B revenue target **(~5x growth) within five years** post-merger is **highly unrealistic given 0% pro forma combined 2024 revenue**
- In 2030, management projects combined revenues of $1.392 billion which is nearly 3x higher than S&P Capital IQ analyst consensus of $476 million[2]
- On March 17, 2025, Quanterix management guided 2025 revenue **8% below the original S-4 projections**: they are already falling short[3]
  - Notably Akoya declined to provide 2025 guidance – we believe that if they did, it would be **materially below** the projections outlined in the S-4
  - We believe ongoing headwinds related to NIH funding challenges and macroeconomic uncertainty could drive another flat/down year – making management's plan to 5x revenue even more challenging

QTRX Management's S-4 Projections ($M)[1]


1,600
1,400
1,200
1,000
800
600
400
200
-
0%
+11%
+22%
+36%
+60%
+50%
+45%
2024A
2025E
2026E
2027E
2028E
2029E
2030E
QTRX-AKYA Combined Revenue (S-4 Projections)
QTRX Standalone Revenue (S-4 Projections)
QTRX S&P Consensus Estimates (1/8/25)

The early 2025 miss on projections demonstrates how the proposed merger is predicated on unrealistic and overly aggressive projections

1) See Company Form S-4, dated February 13, 2025, Summary of the Quanterix Management Standalone Projections, pg. 170–171. QTRX consensus revenue estimates from S&P Capital IQ as of January 8, 2025.
2) S&P Capital IQ consensus revenue estimates as of March 15, 2025.
3) On March 17, 2025, Quanterix guided FY25 revenue to a range of $140M to $146M (+2% to +6% y/y) and -7.7% below the original S-4 projections ($155M).

Cost Synergies Risk Destabilizing the Business

Cost synergies could be a liability to Quanterix shareholders if not fully realized or materially delayed

- Akoya management explicitly anticipate revenue **dis-synergies** post-merger[1], leaving us skeptical whether the projected $40M annual cost synergies by 2026 are truly a net-benefit

- Akoya has already undergone multiple restructurings over the past year, reducing its workforce by approximately 35% in 2024, leaving minimal room for further cost reductions

  - ***On Akoya's third quarter 2024 conference call management admitted that cost restructuring contributed to their revenue shortfall***

- Akoya is already struggling on the revenue line (-15.5% in 2024) due partially to the negative effects of recently firing 35% of the Akoya employee base


> *In aggregate, we implemented a **workforce reduction of approximately 35%** compared to end of year 2023*
>
> *– (Brian McKelligon, CEO, AKYA 2Q24 CC, August 5, 2024)*


> *When you do meaningful restructuring, **it does present challenges across the org**...I would just say, as you look at the instrument expectation shortfall...**about maybe 15%, 20% of the contribution was from some of that reorganization***
>
> *– (Brian McKelligon, CEO, AKYA 3Q24 CC, November 14, 2024)*

The Akoya Board weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the Merger Agreement and the transaction, including:

- that the Exchange Ratio would not be adjusted to compensate for changes in the price of Quanterix Common Stock or Akoya Common Stock prior to the consummation of the Merger, which may result in Akoya stockholders receiving Merger Consideration at the consummation of the Merger with a lower market value than such Merger Consideration had at the announcement of the Merger;

- <mark>the fact that Akoya's management anticipates the Combined Company will experience some revenue dis-synergies as a result of the Merger;</mark>

It is highly likely, in our opinion, that future cost-cutting activities, in the name of synergy capture, risk precipitating further revenue declines

---

1) *See Company Form S-4, dated February 13, 2025, Background of the Merger, pg. 153.*

Merger Distracts From Core Alzheimer's Diagnostics Opportunity

Quanterix is at a critical juncture in Alzheimer's diagnosis with its groundbreaking blood test, but the merger risks diverting cash and management attention away from this high-value opportunity

- QTRX's ultra-sensitive "Simoa" technology enables detection of early-stage, pre-symptomatic disease markers of neurodegenerative diseases, including Alzheimer's, with a simple blood draw
  - This approach has the potential to reach a broad patient population and could **dramatically** lower diagnostic costs relative to PET imagery or invasive procedures
- Alzheimer's currently affects >55M people globally and is expected to reach 139M by 2050; street analysts estimate a ~$10B TAM opportunity[1]
  - QTRX management have emphasized the need to rapidly advance its Alzheimer's diagnostic capabilities through R&D, FDA submissions, and partnerships.
- Successfully integrating Akoya's spatial imaging platform will demand significant time and attention, pulling management focus away from Quanterix's high-priority pipeline

Quanterix is Gaining Momentum in a >$10B Opportunity[2]



Alzheimer's Diagnostics Opportunity
>55M globally living with Alzheimer's
By 2050 projected to rise to 139M
TD Cowen a division of TD Securities
$3B
LEERINK PARTNERS
$9B
Goldman Sachs
$10B
A significant TAM1 to unlock
Drivers
Therapeutic Uptake
Reimbursement
Regulatory Approval
Mortality in the US more than breast and prostate cancer, combined.

1) Dementia statistics | Alzheimer's Disease International (ADI)
2) QTRX June 2024 Investor Deck

Dr. Toloue's Claims Ignore Reality

Dr. Toloue's Comments[1]		Reality
"I think a majority of the pressure you see on Quanterix or other companies is...paralysis in the market on spending in academia, and I think that's what you're seeing across the board versus sentiment on the deal."		▪ Quanterix shares have fallen over 50%, compared to the S&P 500 LifeSci Tools & Services index -20%[2], since the merger announcement – investors clearly dislike this value-destructive deal
*"If we looked at a point-in-time valuation in our business and what we do, that would be fairly shortsighted **we can't make decisions on 1-month or 2-month swings** or value windows. And otherwise, we'd be a trading company."*		▪ Quanterix's **negative enterprise value** is **not** simply a "point-in-time" valuation issue – it reflects substantial investor doubt regarding the Merger's ability to generate meaningful, long-term shareholder value
*"We're very excited about the deal. This is a value-creating opportunity for the company...**we see a real opportunity that 1 and 1 is 4 and not** 2...it's going to be accelerating for us from a scale and profitability standpoint."*		▪ The merger immediately dilutes Quanterix's net cash per share by ~60% ▪ Quanterix's newly issued 2025 guidance already falls short of the merger projections disclosed just two months ago – what other forecasts are unreliable? ▪ Dr. Toloue claims "1 + 1 = 4," but even management's own projections show negligible benefits before 2030 (other than questionable synergies), while post-2030 projections hinge on an aggressive revenue acceleration
*"We're seeing...confusion in the academic market on budgets, on timing, on hiring, on capital...**We're seeing some of this with our own customers**. We're seeing it with other customers in the broader market."*		▪ Dr. Toloue acknowledged academic market instability is impacting Quanterix customers; yet continues to pursue a high-risk, cash-intensive, and dilutive merger at a period of peak uncertainty. ▪ If Quanterix is seeing broad market weakness in customer budgets, why commit to buying Akoya, with significantly higher exposure to cyclical instrument sales?

1) *Management commentary from the Q4 2024 Earnings Call held March 17, 2025*
2) *Based on S&P 500 - Life Sciences Tools & Services (^SP500-352030) index value January 7, 2025, through April 15, 2025*

Dr. Toloue Alleges NIH Cuts Are Cause of QTRX Shares Decline

While partially true, Kent Lake believes the AKYA merger is the bigger driver of QTRX share decline.

However, if Dr. Toloue is correct and NIH issues have caused a revaluation across the sector, <u>that is still an excellent reason for shareholders to reject this flawed merger.</u>

- If QTRX's current multiple accurately reflects a standalone company valuation adjusted for NIH headwinds, **applying the same multiple to AKYA implies a negative $83M equity value**

- Bottom line: If Dr. Toloue is correct, NIH-driven industry revaluation of QTRX shares **further strengthens the case for shareholders to vote NO on this deal**

AKYA at QTRX's Current Multiple	
AKYA Pro Forma Share Price	**-$1.60**
Shares Outstanding	52.0
Market Cap	-$83.0
Net Debt	$46.6
Enterprise Value	**-$36.4**
FY24 Revenue	$81.7
QTRX TEV / FY24 Rev	**-0.4x**


> *Macroeconomic pressures are expected to persist, extending sales cycles, particularly for higher CapEx life science... the recent announcements regarding NIH funding... have increased the uncertainty in the academic environment... In the near term, based on our initial conversations with customers, recently announced federal funding freezes... have added significant uncertainty*
>
> – Pacific Biosciences of California, 4Q24 CC (February 13, 2025)

> *Our team has done careful analysis and research, which we have factored into our guidance, modeling a mid-teens percentage decline in Americas academic revenue... The situation remains fluid, evolving day by day, but we anticipate that a reduction in NIH funding is likely to impact overall academia spend and priorities, particularly delaying capital equipment purchases.*
>
> – Standard BioTools, 4Q24 CC (February 26, 2025)

Source: Capital IQ, public filings, and Company Form S-4, dated February 13, 2025

NIH Funding Cuts Give Shareholders Even More Reason To Reject This Deal

- A broad reduction in research spending means fewer grants to NIH-funded labs, directly shrinking the pool of instrument buyers, and likely undermining both Akoya and Quanterix's Outlook. This **intensifies** the risk for Akoya, whose core revenue is ~1/3 instrument sales (vs. QTRX at ~8%)[2]

- Akoya's **high cash burn and substantial leverage** leave it more exposed to a softer capital-equipment environment – **amplifying concerns over financial stability**

- Industry deterioration could jeopardize management's near-term synergy assumptions, **making the combined model look even worse**

- Overall, we believe the subsequent impact of NIH funding cuts make AKYA's balance sheet situation untenable – currently, **AKYA likely has little (or no) positive equity value**

 *NIH overhang and anxiety among researchers **remain at peak with no end in sight**. Researchers are "hoping" for overhang to resolve but **are not in control**. **Expect significant impact (layoffs/shutdowns) if NIH IDC cap of 15% holds, but for now it appears business as usual for 1Q with risk in 2Q-3Q**. In our view, **research labs and KOLs think they are walking towards a cliff but are hoping a bridge will eventually emerge as it would be too catastrophic to lose American leadership in biomedical research and innovation**.*

– Leerink Partners Research Report (February 28, 2025)

 *A substantial portion of our revenue in the United States is derived from academic and governmental institutions, research organizations and other entities that may rely in part on academic and government funding, **including grants from the U.S. National Institutes of Health (NIH) and other U.S. government agencies**... If U.S, academic and governmental researchers experience reductions or delays in government funding, or modifications of the terms or conditions of funding, including allowable overhead rates, **they may reduce or delay their purchases of our products and services, which could have a material effect on our revenues and financial performance**.*

– BRKR FY24 10K (Filed March 3, 2025)

Source: Capital IQ, public filings
1) Per QTRX CFO on 1/10/25 M&A Call: "...our split is ... between 45% and 55% between pharma biotech and academia. For Akoya, the split is slightly more skewed towards pharma a little over 60% for pharma, biotech and CROs and the rest is academic and government."
2) Instrument revenues as a percentage of total revenues over the trailing twelve-months 9/30/24.

Akoya's Competitive Position Is Weaker Than Management Claims

Commentary by Akoya management reveal that market share is already slipping – So again we ask, why do the QTRX Board want to invest more dollars in an already struggling asset?

> **_As we see an increased prevalence of placements of demo systems as a competitive strategy_**_...We have to respond to what we're seeing in the marketplace of a growing prevalence of placing demo units and using those as placements to drive sales. And we're going to have to participate in some of that to be effectively competing._
>
> – Brian McKelligon, AKYA President, CEO & Director (1Q24 CC May 13, 2024)



> _With the manufacturing challenges we had in Q1, I think **we admittedly created a window of opportunity for** others to try to step in and take market share._
>
> – Brian McKelligon, AKYA President, CEO & Director (2Q24 CC August 05, 2024)



> _And as you look at the areas where we've seen the most challenges in terms of the highest volatility, it's really been primarily in North America and really within the academic environment... I wouldn't say it's necessarily competition. **I think the macro is the overwhelming driver**. **That said, we do see additional competition out there from our colleagues at Lunaphore**......I would say **where we are** potentially losing **in the discovery side with the PhenoCycler-Fusion is where** we don't have content... **That is an area where the competition is probably** the most fierce._
>
> – Brian McKelligon, AKYA President, CEO & Director (3Q24 CC November 14, 2024)



AKYA – Revenue Changes and Surprise %

(Total Revenue - Y/Y % Change: Dec-23: 24.8%, Mar-24: -14.3%, Jun-24: -1.5%, Sep-24: -25.4%, Dec-24: -19.4%; Revenue Surprise %)

Source: Capital IQ, public filings

New Competitor Lunaphore (TECH) Is Taking Market Share From Akoya

AKYA's three consecutive misses and guidance cuts in 2024 coincided with Bio-Techne launching Lunaphore's competing COMET system for the first time

Competitor Quotes

 *We have a fantastic platform in COMET through the Lunaphore application, obviously, newer in the market, __which is now 3 quarters or so__. We see good traction. Initially, we couldn't keep up with demand. We fixed that. It's a very competitive instrument and promising for us.*

– TECH @ Stephens Conference (November 2024)

 *We anticipate improvement in the Diagnostics and Spatial Biology operating margin __as Lunaphore continues to scale__ ... __A year ago, we launched the COMET__, and we have been very happy with the uptake and the capabilities of an instrument ... we expect the pull-through of consumables on the COMET to be one of the higher pull-through instruments in our portfolio.*

– TECH Q2'25 CC (January 2025)

TECH Lunaphore COMET



Merger Deepens Quanterix's Exposure to China During Trade War

AKYA's China sales – hurt by slow demand and tightened regulations – now become QTRX's burden

- AKYA derives ~10-11% of total revenue[1] from China, while QTRX has relatively small[2] end-market exposure

- AKYA's relies upon its global distributor channel for Chinese sell-through, and any further international trade disputes (tariffs, export controls, etc.) could further its supply chain

- Illumina – the 800lb gorilla – is facing its own issues. On March 4, 2025, China imposed new bans on the import of genetic sequencers in response to tariffs by the Trump administration

- We caution that ILMN's issues could act as a harbinger for broader industry disruptions

> The imposition of tariffs and trade restrictions as a result of international trade disputes or changes in trade policies may adversely affect our sales and profitability... Most notably, on February 1, 2025, President Donald Trump signed executive orders imposing a 25% tariff on certain imports from Mexico and Canada... and a 10% tariff on certain imports from China... <mark>These tariffs, and the related geopolitical uncertainty between the United States and China, may cause **decreased demand** for our products, which could have a **material adverse effect on our business and results of operations**</mark>.
>
> *– CTKB FY24 10K (Filed February 27, 2025)*



MEDTECH

PacBio to cut headcount, costs in face of tariff headwinds

By Conor Hale · Apr 9, 2025 11:30am

Pacific Biosciences · DNA sequencing · layoffs · Donald Trump

Going forward, PacBio said it will "focus on its highest-impact long-read platform development initiatives," including the Vega benchtop analyzer announced last fall. (Getty Images)

Pacific Biosciences is reducing both headcount and spending across its DNA sequencing business, in the face of escalating global tariffs and threats to federal biomedical research grants.

Looking to get its earnings out early, PacBio posted preliminary revenue estimates this week ahead of its full quarterly report scheduled for May 8. The company said it collected $36.9 million in sales for the first three months of this year—down nearly 5% compared to the year before, but in line with its expectations despite the most recent actions of the Trump administration.

Source: Capital IQ, public filings
1) Per AKYA CEO on 1Q24 CC, China comprises between 60-70% of APAC revenue (~16% mix over the TTM 3Q24)
2) Per QTRX CEO on 2Q24 C
3) *Illumina Faces New Headaches After Trump's Trade War, Cuts to Science Funding - WSJ*

Conclusion

It's Not Too Late! Quanterix Isn't Handcuffed to This Deal!

Quanterix shareholders will pay <u>NO</u> breakup fees if this deal is rejected in a vote

> " *the Quanterix Board is permitted under the Merger Agreement to withdraw its recommendation if required by its fiduciary duties*
>
> *(QTRX S-4 Prospectus, pg. 154)* "

> " *Kent Lake is admittedly not an activist investor, and this is their first public campaign. However, that does not stop them from making an incredibly compelling case for abandoning the merger. Their case for abandonment made on February 13 has only been strengthened by the significant contraction in the QTRX share price, now trading below net cash implying a negative EV, and widening the valuation gap between them and AKYA*
>
> *– 13D Monitor (March 6, 2025)* "

Source: Capital IQ, public filings, and Company Form S-4, dated February 13, 2025

Questions for Quanterix

- **How do you justify increasing Quanterix's share count by >40%, while it is currently trading at a negative enterprise value in the open market – implying Akoya shareholders receive the entire enterprise value of the combined entity?**

- **If uncertainty around NIH funding are the cause of a significant revaluation of Quanterix's stock price, then why isn't it also an opportunity to revalue Akoya's business and end this deal?**

- **Given the S4 discloses that multiple bidders walked away from AKYA for a variety of issues, including high cash burn and low profitability, and QTRX was bidding against itself by end of process, shouldn't that change the QTRX board's recommendation to go forward with this merger?**

- **How is the Transaction not a bailout for Akoya, given that the latter has disclosed a going concern risk and was facing a major cash crunch and on the cusp of needing to do a large dilutive financing for an amount nearly equal to their entire market capitalization?**

- **What is management's rationale for providing Akoya with $30 million in bridge financing without any shareholder input?**

- **Given Akoya's 15% revenue decline in 2024, how does Quanterix know that is not due to changes Akoya's competitive position?**

- **Why does Quanterix continue to pursue a transaction that, since announced, has contributed to a significant decline in the QTRX share price?**

About Kent Lake PR LLC & Kent Lake Partners LP

Kent Lake Partners LP is an investment fund founded by Ben Natter in 2019 with a focus on U.S. small/mid cap public equities.



- Kent Lake has been investing in and following Quanterix since 2022, and currently is a top three QTRX shareholder owning over 7.7% of QTRX's common stock

- Historically, Kent Lake has avoided shareholder activism; this marks the Fund's **first** public stand against a decision by one of its portfolio companies

- Healthcare is the majority of Kent Lake Partners LP's investment exposure

- Ben Natter has over a decade of experience as a successful healthcare investor

- Acting in our investors' best interests, we could not let the proposed deal move forward without raising our concerns

---

1) *Based on Kent Lake Partners ownership refer to latest form 13D/A on file with the SEC*

Contact Information

Investor Contacts

Ben Natter, 415-237-0007

info@kentlakecap.com

Saratoga Proxy Consulting LLC

John Ferguson / Ann Marie Mellone

(212) 257-1311 / (888) 368-0379

info@saratogaproxy.com

Media Contact

Longacre Square Partners

KentLake@longacresquarepartners.com

Certain Information Concerning the Participants

Kent Lake Partners LP ("Kent Lake Partners") has filed a definitive proxy statement and accompanying GOLD proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes in connection with its opposition to proposals to be presented at a special meeting of stockholders (the "Special Meeting") of Quanterix Corporation, a Delaware corporation (the "Company"), in connection with the Company's agreement and plan of merger (the "Merger") with Akoya Biosciences, Inc. Kent Lake Partners, together with the other Participants (as defined below), also intends to file a preliminary proxy statement and accompanying GOLD universal proxy card with the SEC to be used to solicit votes for, among other matters, the election of its slate of highly-qualified director nominees at the 2025 annual meeting of stockholders of the Company (the "Annual Meeting").

KENT LAKE STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING ITS GOLD PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation against the Merger in connection with the Special Meeting are anticipated to be Kent Lake Partners, Kent Lake PR LLC ("Kent Lake PR") and Benjamin Natter (collectively, the "Kent Lake Parties"). The participants in the proxy solicitation in connection with the Annual Meeting are anticipated to be the Kent Lake Parties and Alexander G. Dickinson, Bruce Felt and Hakan Sakul (the "Kent Lake Nominees" and collectively with the Kent Lake Parties, the "Participants").

As of the date hereof, Kent Lake Partners directly beneficially owned 3,001,000 shares of the Company's Common Stock, $0.001 par value per share (the "Common Stock"). Kent Lake PR, as the investment adviser and as the general partner to Kent Lake Partners, may be deemed to beneficially own the 3,001,000 shares of Common Stock beneficially owned by Kent Lake Partners. Mr. Natter, as the Managing Member of Kent Lake PR, may be deemed to beneficially own the 3,001,000 shares of Common Stock beneficially owned by Kent Lake Partners. None of the Kent Lake Nominees beneficially own any shares of Common Stock. All of the foregoing information is as of the date hereof unless otherwise disclosed.

Appendix

QTRX Relative Underperformance



- ——— Quanterix Corporation (NasdaqGM:QTRX) - Share Pricing
- ······ QTRX Peer Group (Equal Weight) - Index Value
- ······ S&P 500 - Life Sciences Tools & Services (Industry) (^SP500-352030) - Index Value

"Peer Group" classified as equal weighted index of dividend-adjusted share price for MASS, ABSI, AKYA, TECH, CTKB, EVT, MXCT, NAUT, NEO, ONT, PACB, PSNL, QSI, SEER, SOPH, LAB, and TWST. Share price data as of April 15, 2025.

Deal Offered QTRX Holders Unfair Valuation on Date of Announcement

At QTRX's pre-deal price of $11.73, AKYA shareholders received an EV/Revenue Multiple TWICE as high as QTRX shareholders, and >50% of the combined pro forma enterprise value, showing it was an unfavorable deal for QTRX shareholders from the start

AKYA IMPLIED VALUE - UNAFFECTED (1/8/25)	QTRX	Implied AKYA
Share Price (1/8/25)	$ 11.73	0.318x
Total Akoya FDSO		51,448
QTRX Equivalent FDSO	39,745	16,361
Market Capitalization	**$ 466,213**	**$ 191,912**
Replacement of AKYA Options + Frac. Shares		$ 13,698
Total Value of Consideration		**$ 205,610**
Net Cash	$ 269,123	$ (46,993)
Enterprise Value	**$ 197,090**	**$ 252,603**
% of Pro Forma TEV	**44%**	**56%**
Forward Revenue (CIQ Est.)		
2024E Revenue	$ 137,200	$ 81,906
2025E Revenue	$ 157,607	$ 91,584
2026E Revenue	$ 189,924	$ 105,541
TEV / 2024E Revenue	**1.4x**	**3.1x**
TEV / 2025E Revenue	1.3x	2.8x
TEV / 2026E Revenue	1.0x	2.4x

Source: Capital IQ, and public filings

QTRX Share Price Below $30 is a Wealth Transfer to AKYA

For QTRX shareholders to receive an equivalent TEV/Revenue multiple, QTRX shares would need to exceed $30, compared to the $7.83 figure in the S-4

AKYA JUSTIFIED VALUE		QTRX		Implied AKYA
Pro Forma Share Price	$	30.16		0.318x
Total Akoya FDSO				51,448
QTRX Equivalent FDSO		39,745		16,361
Market Capitalization	$	**1,198,540**	$	**493,368**
Replacement of AKYA Options + Frac. Shares			$	13,698
Total Value of Consideration			$	**507,066**
Net Cash	$	269,123	$	(46,993)
Enterprise Value	$	**929,417**	$	**554,059**
% of Pro Forma TEV		**63%**		**37%**
Forward Revenue (CIQ Est.)				
2024E Revenue	$	137,200	$	81,790
2025E Revenue	$	154,701	$	91,571
2026E Revenue	$	179,867	$	105,306
TEV / 2024E Revenue		**6.8x**		**6.8x**
TEV / 2025E Revenue		6.0x		6.1x
TEV / 2026E Revenue		5.2x		5.3x

Source: Capital IQ, and public filings

New Director Has **Significant Undisclosed Conflict of Interest**

Why was Dr. Magovčević-Liebisch, who sits on the Board of Acrivon Therapeutics (ACRV) – which has a material interest in Akoya's survival – appointed to the Quanterix Board on the same day transaction discussions resumed?

- On October 2, 2024, QTRX appointed Vigil Neuroscience President, CEO, and Director, to serve as a Class III director. Per the 8-K filing, "*there is no arrangement or understanding between Dr. Magovčević-Liebisch and any other person pursuant to which she was selected as a director of the Company*"

- Dr. Magovčević-Liebisch concurrently serves on the Board of Acrivon Therapeutics (ACRV) – a company whose flagship OncoSignature test is critically reliant on Akoya's platform

    - From the ACRV March 28, 2024, 10-K: "*We rely on our external companion diagnostic partner, Akoya, to perform ACR-368 OncoSignature testing in our clinical trial. If Akoya encounters delays or technical challenges, enrollment in our clinical trials may be substantially delayed*"

- The Quanterix Board met to discuss a potential transaction with Akoya **on the same day Dr. Magovčević-Liebisch was appointed** (10/2/24)… **QTRX submitted an offer three weeks later**

- Dr. Magovčević-Liebisch personally owns ACRV stock options to purchase 32,500 shares (with another 20,275 likely granted following the 2025 AGM). While ACRV's stock is only ~$5.5 (as of February 25, 2025), the median sell-side price target is ~$20 – **meaning these options could be worth well over $1 million**

- Given the sudden appointment of Dr. Magovčević-Liebisch, **was the Quanterix Board's decision effectively sealed before the process even began, making any further diligence irrelevant**?

 *Also on October 18, 2024, the Quanterix Transaction Committee held a meeting to, among other things, discuss the process letter and a potential strategic transaction with Akoya. That meeting was also attended by Ivana Magovčević-Liebisch (a member of the Quanterix Board) …*

On October 25, 2024, the Quanterix Transaction Committee held a meeting to, among other things, further discuss … a potential strategic transaction with Akoya … That meeting was also attended by William Donnelly and Ivana Magovčević-Liebisch …

At that meeting, and after discussion, the Quanterix Transaction Committee resolved to recommend to the Quanterix Board that Quanterix submit a non-binding offer to acquire 100% of the Akoya Common Stock in an all-stock transaction.

(QTRX S-4 Prospectus, pg. 135 - 136)

Source: Capital IQ, public filings, and QTRX S-4 Prospectus filed 02/13/25

On June 20, 2024, Acrivon Therapeutics, Inc. (the "Company") held its 2024 annual meeting of stockholders (the "Annual Meeting"). At the Annual Meeting, a quorum of 27,422,027 shares of the Company's common stock, or 88.81% of the outstanding shares of common stock entitled to vote as of the record date of April 22, 2024, were present or represented by proxy.

Two items of business were acted upon by the stockholders at the Annual Meeting. The final results for the votes regarding each proposal are set forth below.

Proposal One: Election of Kristina Masson, Ph.D., M.B.A; Sharon Shacham, Ph.D., M.B.A.; and Ivana Magovčević-Liebisch, Ph.D., J.D. as Class II Directors.
Kristina Masson, Ph.D., M.B.A; Sharon Shacham, Ph.D., M.B.A.; and Ivana Magovčević-Liebisch, Ph.D., J.D were each elected to serve as a Class II director to hold office until the Company's 2027 Annual Meeting of Stockholders and until the election and qualification of his successor. Votes were cast as follows:

	For	Withheld	Broker Non-Votes
Kristina Masson, Ph.D., M.B.A.	24,563,469	109,386	2,749,172
Sharon Shacham, Ph.D., M.B.A.	23,268,783	1,466,015	2,687,229
Ivana Magovčević-Liebisch, Ph.D., J.D.	24,498,933	237,318	2,685,776

Companion Diagnostic Agreement

In June 2022, we entered into a companion diagnostic agreement with Akoya Biosciences, Inc., or Akoya, pursuant to which we agreed to co-develop, validate, and commercialize our proprietary ACR-368 OncoSignature test, the companion diagnostic that will be used to identify patients with cancer most likely to respond to ACR-368.

Pursuant to the agreement, we paid Akoya a one-time, non-refundable, non-creditable upfront payment in the amount of $0.6 million. We are obligated to pay Akoya up to an aggregate of $17.3 million upon the achievement of specified development milestones. In October 2024, we entered into the Fourth Amendment to the Akoya Agreement, or the Fourth Amendment, with Akoya, effective September 30, 2024. The Fourth Amendment added pre-commercialization progress milestones totaling $3.0 million. As of November 13, 2024, development milestones totaling $14.6 million have been achieved by Akoya under the agreement. Other than certain specified pass-through costs, each party is responsible for its own costs associated with the development of the companion diagnostic. Akoya will procure and manufacture necessary supplies to perform the ACR-368 OncoSignature test to support our clinical development and commercial requirements, in accordance with a supply agreement to be mutually agreed upon by the parties. We may terminate the agreement at our convenience, subject to the payment of a termination fee in the amount of $1.0 million.

Source: public filings

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (Right to Buy)	$ 3.54	02/08/2024		A		32,500		(1)	02/07/2034	Common Stock	32,500	$ 0	32,500	D	

Reporting Owners

Reporting Owner Name / Address	Relationships			
	Director	10% Owner	Officer	Other
Magovcevic-Liebisch Ivana C/O ACRIVON THERAPEUTICS, INC. 480 ARSENAL WAY, SUITE 100 WATERTOWN , MA 02472	X			

Peers Are Issuing New NIH Risk Disclosures

In addition, various state, federal and foreign agencies that provide grants and other funding may be subject to stringent budgetary constraints that could result in spending reductions, reduced grant making, reduced allocations or budget cutbacks, including as a result of negative or worsening conditions in the general economy, **which could jeopardize the ability of these customers, or the customers to whom they provide funding, to purchase our solutions**. For example, congressional appropriations to the National Institutes of Health (the "NIH") may experience occasional year-over-year decreases in appropriations. There is no guarantee that NIH appropriations will not decrease or halt in the future. **A decrease in the amount or halt of, or delay in the approval of, appropriations to NIH or other similar United States or foreign organizations, such as the Medical Research Council in the United Kingdom, could result in fewer grants benefiting life sciences research**. These reductions or delays could also result in a decrease in the aggregate amount of grants awarded for life sciences research or the redirection of existing funding to other projects or priorities, any of **which in turn could cause our customers and potential customers to reduce or delay purchases of our solutions**.

– CTKB FY24 10K (Filed February 27, 2025)

Recently, budget cuts and layoffs at various federal agencies and programs, including at the National Institute of Health (NIH), have **created uncertainty and budget cuts at various research organizations and institutes that rely on NIH funding**… **Our operating results may fluctuate substantially due to any such reductions and delays.** Any decrease in our customers' budgets or expenditures, or in the size, scope or frequency of their capital or operating expenditures, **could materially and adversely affect our business, results of operations, financial condition and prospects.**

– SEER FY24 10K (Filed March 3, 2025)

A decrease in the amount of, or delay in the approval of, appropriations to National Institutes of Health ("NIH") or other similar U.S. or international organizations, such as the Medical Research Council in the United Kingdom, could result in fewer grants benefiting life sciences research. For example, on February 7, 2025, the NIH imposed a standard indirect rate of 15% across all NIH grants for indirect costs, defined as "facilities" and "administration," in lieu of a separately negotiated rate for indirect costs in every grant. **Indirect costs represent more than 25% of total grant dollars in 2023 awarded by the NIH**. This limitation may impact research institution's ability to govern or even accept NIH grants, **thereby affecting total spending on products such as ours.** Further, **as of February 2025, much of the current period NIH funding allotments have either been slowed or froze**n. These reductions or delays could also result in a decrease in the aggregate amount of grants awarded for life sciences research or the **redirection of existing funding to other projects or priorities, any of which in turn could cause our potential customers to reduce or delay purchases of our products.**

– QSI FY24 10K (Filed March 3, 2025)

A substantial portion of our revenue in the United States is derived from academic and governmental institutions, research organizations and other entities that may rely in part on academic and government funding, including grants from the U.S. National Institutes of Health (NIH) and other U.S. government agencies. Government funding may fluctuate and is subject to annual appropriations and budgetary constraints, and there is no assurance that such funding will continue at current levels. **If U.S, academic and governmental researchers experience reductions or delays in government funding**, or modifications of the terms or conditions of funding, including allowable overhead rates, **they may reduce or delay their purchases of our products and services**, which could have a material effect on our revenues and financial performance.

– BRKR FY24 10K (Filed March 3, 2025)

Source: Capital IQ, public filings

Merger Consideration

(in thousands, except for number of shares and per share amounts):

Akoya common stock outstanding as of September 30, 2024	49,522
Exchange Ratio	0.318
Total shares of Quanterix common stock to be issued	15,748
Quanterix stock price	$ 7.83
Fair value of Quanterix common stock transferred to Akoya shareholders [a]	**$ 123,309**
Akoya Restricted Stock Units outstanding	1,926
Exchange Ratio	0.318
Total shares of Quanterix common stock to be issued following acceleration of vesting up on change in control	613
Quanterix stock price	$ 7.83
Fair value of Akoya Restricted Stock Units converted to Quanterix Restricted Stock Units [b]	**$ 4,796**
Replacement of Akoya stock options by Quanterix [c]	**$ 13,649**
Cash to be paid in lieu of fractional shares issued by Quanterix [d]	**$ 49**
Total preliminary fair value of consideration transferred	**$ 141,803**

Notes:

a) Represents the preliminary estimated fair value of 15,748,228 shares of Quanterix common stock, issued to Akoya stockholders, who held 49,522,728 common shares of Akoya as of September 30, 2024. The fair value of those shares has been estimated using $7.83 per share, which was the last reported sale price of Quanterix shares on the Nasdaq Global Market on February 10, 2025.

b) Represents the preliminary estimated fair value of 612,538 shares of Quanterix common stock, issued to holders of Akoya's RSU as purchase consideration upon the effectiveness of the Merger. The fair value of those shares has been estimated using $7.83 per share, which was the last reported sale price of Quanterix shares on the Nasdaq Global Market on February 10, 2025.

c) Represents the preliminary estimated fair value of Quanterix stock options as replacement to holders of outstanding and unexercised stock option holders of Akoya. The fair value of the replacement awards has been estimated using the Black Scholes option pricing model. Of that amount, $13.6 million was allocated to purchase consideration upon Merger based on the portion attributable to pre-combination employee services and the remaining amount of $4 million is allocated to future employee services will be expensed as stock-based compensation on a straight-line basis over the remaining service periods of those awards.

d) Represents the estimated fair value of the fractional shares to be paid by cash to Akoya award holders as purchase consideration upon the effectiveness of the Merger.

Source: QTRX Form S-4 Prospectus

Piper Sandler Thinks the Deal Makes Sense – But They Own >7% of AKYA

Piper Sandler owns >3.5M AKYA shares through the firm's merchant banking arm

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)
5% and Greater Stockholders		
Entities affiliated with Telegraph Hill Partners(2)	17,675,247	35.8%
Entities affiliated with PSC Capital Partners LLC(3)	3,537,161	7.2%
Entities affiliated with aMoon Growth Fund II, L.P.(4)	3,077,195	6.2%
Named Executive Officers and Directors		
Brian McKelligon(5)	1,083,219	2.1%
Johnny Ek(6)	106,666	*
Frederic Pla(7)	355,932	*
Myla Lai-Goldman, M.D.(8)	76,544	*
Scott Mendel(9)	82,757	*
Thomas Raffin, M.D.(10)	282,001	*
Thomas P. Schnettler(11)	47,409	*
Robert Shepler(12)	417,001	*
Matthew Winkler, Ph.D.(13)	1,031,922	2.1%
All executive officers and directors as a group (11 persons)(14)	3,726,556	7.3%

Source: Capital IQ, public filings, and QTRX S-4 Prospectus filed 02/13/25

QTRX Shareholders Deserved a Market Check

In a stock merger, Quanterix and Akoya are swapping ownership – both are effectively sellers – yet it's unclear if the QTRX Board fully explored available alternatives

- For the merger to be accretive to Quanterix shareholders, AKYA shares (the acquiree) **MUST be undervalued relative to the acquirer (QTRX)**

- The 0.318x exchange ratio implies that the Quanterix Board believe Akoya is worth >2x more as a multiple of 2024 revenue

- QTRX formed a Transaction Committee in October 2023 to explore strategic alternatives – yet the company **provided no disclosures** regarding:
  - Specific strategic options evaluated
  - Recommendations made by the Committee
  - Timeline or conclusion of the review process

- ***It remains unclear if the QTRX Board fully reviewed all available strategic alternatives.***

TEV / Revenue Multiples on Announcement Date[2]



Legend: ■ QTRX ■ AKYA ⬚ Transaction Implied AKYA

> " *In a cash deal, the roles of the two parties are clear-cut, and the exchange of money for shares completes a simple transfer of ownership. **But in an exchange of shares, it becomes far less clear who is the buyer and who is the seller**. **In some cases, the shareholders of the acquired company can end up owning most of the company that bought their shares**. Companies that pay for their acquisitions with stock **share both the value and the risks** of the transaction with the shareholders of the company they acquire. The decision to use stock instead of cash **can also affect shareholder returns**. In studies covering more than 1,200 major deals, researchers have consistently found that, at the time of announcement, **shareholders of acquiring companies fare worse in stock transactions than they do in cash transactions**. What's more, the findings show **that early performance differences between cash and stock transactions become greater–much greater–over time**.*
>
> *– Harvard Business Review (November 1999)[1]*

Source: Capital IQ, and public filings
1) *Stock or Cash?: The Trade-Offs for Buyers and Sellers in Mergers and Acquisitions by Alfred Rappaport and Mark L. Sirower*
2) *TEV/Revenue multiple calculated using the closing share price of QTRX and AKYA common stock as of 1/8/25. Net debt calculated as total debt less unrestricted cash and securities. AKYA net debt is adjusted to reflect the $6.9M early exit fee as disclosed in the S-4 filing.*

S4 Disclosures Demonstrate QTRX Is Undervalued as a Standalone Company

Both transaction advisors acknowledge that QTRX is materially undervalued – A strong reason for Quanterix NOT to issue equity to buy struggling Akoya.

- Both PWP and Goldman value QTRX equity **far above its current trading price**

- The median share price across the PWP/GS fairness opinions, sell-side consensus, and QTRX's 52-week trading range is ~$26/share

- At the 0.318x exchange ratio, QTRX is effectively valuing AKYA at nearly $10/share – **more than 5x FY26 consensus revenue and >400% above the current share price**[2]

- QTRX's share price has declined by **over 30%** since the announcement, clearly signaling shareholders **oppose the transaction**

- QTRX **nearly trades for a 10% premium to its own** cash. In contrast, AKYA – flagged for **going concern risk**[1] – is being valued with an enterprise value at **>5x that of QTRX**



Fairness Opinion Valuation Range

Source: Capital IQ, and public filings
PWP Fairness Comps include QTRX, AKYA, MASS, CTKB, ONT, PACB, QSI, SEER, and LAB
1)   AKYA 3Q24 10Q
2)   Calculated as justified AKYA enterprise value less $47.0M assumed net debt, divided by total AKYA shares outstanding at 9/30/24; relative to closing AKYA share price dated 2/25/25.

Akoya's Own Banker (PWP) Suggests the Ratio Is Too High

PWP's analysis of publicly-traded peers suggests the agreed upon Exchange Ratio is <u>nearly 2x above fair market value</u>

	PWP Implied Exchange Ratio Range		
	High	**Low**	**Average**
EV / 2024E Revenue	0.1618x	0.1738x	0.1678x
EV / 2025E Revenue	0.1968x	0.2140x	0.2054x
Average Implied Exchange Ratio			**0.1866x**
Actual Exchange Ratio			0.3180x
Over (Under)			**1.7x**

PWP Selected Publicly-Traded Companies Analysis[1]

The ranges of implied values per share derived from these calculations are summarized in the following table:

		Akoya Share Price Range		Quanterix Share Price Range
EV / 2024E Revenue	$	2.39 - $2.86	$	14.75 - $16.45
EV / 2025E Revenue	$	2.88- $3.53	$	14.62 - $16.51

PWP compared (i) these implied ranges for Akoya to the Akoya Current Share Price of $2.66 and the Implied Offer Price of $3.73 and (ii) these implied ranges for Quanterix to the Quanterix Current Share Price of $11.73.

PWP then calculated the exchange ratio ranges implied by the selected publicly-traded companies analysis. For each of the foregoing analyses, PWP calculated (i) the ratio of the highest implied value per share for Akoya derived from the selected publicly-traded companies analysis to the highest implied value per share for Quanterix derived from the selected publicly-traded companies analysis and (ii) the ratio of the lowest implied value per share for Akoya derived from the selected publicly-traded companies analysis to the lowest implied value per share for Quanterix derived from the selected publicly-traded companies analysis to calculate the following ranges of implied exchange ratios and ranges of implied pro forma ownership of the Combined Company:

	Implied Exchange Ratio Range	Implied Akoya Pro Forma Ownership	Implied Quanterix Pro Forma Ownership
EV / 2024E Revenue	0.1618x - 0.1738x	18% - 19%	81% - 82%
EV / 2025E Revenue	0.1968x - 0.2140x	21 % - 22%	78% - 79%

PWP compared these implied exchange ratio ranges to (i) the Exchange Ratio of 0.3180 shares of Quanterix Common Stock to be received for each share of Akoya Common Stock as provided for in the Merger Agreement and (ii) the At Market Implied Exchange Ratio of 0.2268 shares of Quanterix Common Stock to be received for each share of Akoya Common Stock.

Source: Capital IQ, and public filings
1) *QTRX Form S-4 Prospectus page 163*

PWP Analysis, Continued

And undervalues Quanterix relative to both management teams' expectations

PWP Selected Publicly-Traded Companies Analysis[1]

PWP then calculated the exchange ratio ranges implied by the discounted cash flow analysis. For each of the foregoing analyses, PWP calculated (i) the ratio of the highest implied value per share for Akoya derived from the discounted cash flow analysis to the highest implied value per share for Quanterix derived from the discounted cash flow analysis and (ii) the ratio of the lowest implied value per share for Akoya derived from the discounted cash flow analysis to the lowest implied value per share for Quanterix derived from the discounted cash flow analysis to calculate the following ranges of implied exchange ratios and ranges of the implied pro forma ownership of the Combined Company:

	Implied Exchange Ratio Range	Implied Akoya Pro Forma Ownership	Implied Quanterix Pro Forma Ownership
Akoya Street Estimates/ Quanterix Street Estimates	0.0814x - 0.1168x	9% - 13%	87%-91%
Akoya Mgmt. (15%-35% PTS) Case/ Quanterix Mgmt. Base Case	0.2258x - 0.3365x	23%-31%	69% - 77%
Akoya Mgmt. (15%-35% PTS) Case / Quanterix Mgmt. Upside Case	0.1487x - 0.2089x	16% - 22%	78% - 84%
Akoya Mgmt. (Excl. CDx) Case/ Quanterix Mgmt. RUO Case	0.2479x - 0.2879x	25% - 28%	72%-75%

PWP compared these implied exchange ratio ranges to (i) the Exchange Ratio of 0.3180 shares of Quanterix Common Stock to be received for each share of Akoya Common Stock as provided for in the Merger Agreement and (ii) the At Market Implied Exchange Ratio of 0.2268 shares of Quanterix Common Stock to be received for each share of Akoya Common Stock.

Source: Capital IQ, and public filings
1) QTRX Form S-4 Prospectus page 165 and 166: "For each Akoya and Quanterix, PWP performed a discounted cash flow analysis, which is a method of deriving an implied value range for a company's equity securities based on the sum of the company's unlevered free cash flows over a forecast period and the terminal value at the end of the forecast period. In connection with this analysis, PWP used the Akoya Street Estimates, Akoya Mgmt. (15%-35% PTS) Case, and the Akoya Mgmt. (Excl. CDx) Case for Akoya, and the Quanterix Street Estimates, Quanterix Mgmt. RUO Case, the Quanterix Mgmt. Base Case and the Quanterix Mgmt. Upside Case for Quanterix."

AKYA Consistently Misses Wallstreet Estimates

AKYA has reported a consistent string of misses, resulting in numerous analyst downgrades

- **BTIG downgrades from Buy to Hold in August 2024**

- **Morgan Stanley downgrades from Buy to Hold in August 2024**

- Craig Hallum initiates with a Buy in June 2024

    - **Craig Hallum downgrades to Hold in November 2024**

Analyst Quotes

 *We believe the deal was motivated by two key issues: (1) **we think AKYA needed to raise money again** (we think it just simply didn't raise enough money when it did its last two raises); and (2) AKYA had been struggling like many other life sciences tools companies. **AKYA has now gone three-for-three on quarterly revenue misses and guide-downs this year***

– BTIG (August 2024)

Broker	Date	Broker Raise (Lower) %	Broker Value Current ($M)	Broker Value Prior ($M)
Entitlement Needed	1/28/2025	-1.1%	82.3	83.2
Entitlement Needed	1/10/2025	0.0%	83.2	83.2
Entitlement Needed	11/25/2024	-14.2%	83.2	97.0
Piper Sandler Companies	11/18/2024	-16.2%	80.7	96.3
Craig-Hallum Capital Group LLC	11/15/2024	-18.7%	80.5	99.0
Entitlement Needed	11/15/2024	-0.6%	82.5	83.0
Entitlement Needed	11/15/2024	0.0%	97.0	97.0
Entitlement Needed	11/14/2024	-17.6%	80.8	98.0
Guggenheim Securities, LLC	11/14/2024	-13.9%	82.1	95.4
Entitlement Needed	11/14/2024	-16.1%	83.0	98.9
BTIG	11/14/2024	-17.9%	83.0	101.1
Entitlement Needed	11/14/2024	0.0%	97.0	97.0
Craig-Hallum Capital Group LLC	11/14/2024	-5.2%	99.0	104.4
BTIG	11/14/2024	-2.8%	101.1	104.0
Entitlement Needed	9/16/2024	0.0%	97.0	97.0
Entitlement Needed	8/14/2024	-2.1%	97.0	99.1
Piper Sandler Companies	8/12/2024	-5.6%	96.3	102.0
Entitlement Needed	8/6/2024	-0.1%	98.9	99.0
Craig-Hallum Capital Group LLC	8/6/2024	-5.2%	99.0	104.4
Entitlement Needed	8/6/2024	-4.8%	99.1	104.1
BTIG	8/6/2024	-2.8%	101.1	104.0
Guggenheim Securities, LLC	8/5/2024	-4.3%	95.4	99.7
Capital One Securities, Inc.	8/5/2024	-8.1%	96.5	105.0
Entitlement Needed	8/5/2024	-5.9%	98.0	104.1
Entitlement Needed	8/5/2024	-6.7%	99.0	106.1
Entitlement Needed	8/5/2024	-10.3%	104.1	116.0
Craig-Hallum Capital Group LLC	8/5/2024	0.0%	104.4	-
Capital One Securities, Inc.	8/5/2024	-8.7%	105.0	115.0
Entitlement Needed	8/5/2024	0.1%	106.1	106.0
Entitlement Needed	7/22/2024	-4.8%	99.1	104.1
Craig-Hallum Capital Group LLC	6/21/2024	0.0%	104.4	-
Piper Sandler Companies	5/14/2024	-11.3%	102.00	115.00

Source: Capital IQ, public filings, and analyst research reports

All AKYA Bidders Dropped Before QTRX Final Offer



Throughout 2023:
- Jul – Aug 2023: AKYA CEO (Brian McKelligon) meets with "Party A" to explore a possible combination.
- Oct 2023: AKYA and QTRX meet for the first time to discuss a potential strategic partnership.
Sep 2024: AKYA BoD begins exploring strategic alternatives and officially launches a sales process.
Sep – Oct:
- AKYA contacts 19 potential suitors; 7 are uninterested.
- Notably, Party M is not contacted.
Early Nov:
- QTRX, Party A, and Party L submit initial bids. Parties D, F, H, I, and K drop out, expressing no further interest...
- Nov 6: Party C enters a first-round bid at a 54% premium, all cash.
Jan 10: AKYA and QTRX issue a joint press release announcing the transaction.
Nov – Dec: AKYA holds due diligence meetings with QTRX and Parties A, C, and L.
Feb 18: Kent Lake files its FIRST 13D.
Jun 2024: Party M informs AKYA they are still interested in pursuing a transaction.
Oct 18: Party G drops out... (11 left)
Oct 24: Party E drops out... (10 left)
Oct 31: Party B drops out, citing concerns over AKYA's debt and strategy...
Nov 20: Party M requests to join the bidding, but AKYA shows no interest...
Dec 5: Party L drops out, citing concerns around AKYA's R&D pipeline and the "cost and effort" needed.
Dec 5: Party A drops out. Only Party C and QTRX remain!
Dec 14: AKYA FINALLY invites Party M to participate, but...
Jan 8: Party M drops out. Not even they are interested!
Dec 11: Party C drops out over AKYA's concerning projected cash burn and potential dilution. QTRX is the SOLE BIDDER!
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Jun-24
Jul-24
Aug-24
Sep-24
Oct-24
Nov-24
Dec-24
Jan-25
Feb-25
Akoya Biosciences, Inc. (NasdaqGS:AKYA) - Share Pricing

Source: Capital IQ, and public filings

TSR Has Been Abysmal Under Quanterix's Existing Board and CEO

Total Stockholder Returns: 1-, 3-, 5-Year and CEO Tenure

	1-Year	3-Year	5-Year	CEO Tenure
Quanterix	**-73.6%**	**-73.2%**	**-65.2%**	**-75.7%**
Russell 2000 Index (^RUT)	2.8%	7.8%	61.8%	1.9%
S&P 500 Health Care (Sector) (^HCX)	3.5%	20.5%	67.3%	13.4%

Total Stockholder Returns: Director Tenure

	Masoud Toloue (3 Years)	William P. Donnelly (2 Years)	Jeffrey T. Elliot (1 Year)	Karen A. Flynn 3 Years)	Sarah E. Hlavinka (6 Years)	Martin D. Madaus (10+ Years)	Ivana Magovčević-Liebisch (<1 Year)	Paul M. Meister (10+ Years)	David R. Walt (10+ Years)
Quanterix	**-75.7%**	**-70.3%**	**-47.3%**	**-55.1%**	**-79.1%**	**-57.6%**	**-40.8%**	**-57.6%**	**-57.6%**
Russell 2000 Index (^RUT)	1.9%	6.8%	-5.1%	9.6%	45.1%	44.5%	-4.8%	44.5%	44.5%
S&P 500 Health Care (^HCX)	13.4%	14.8%	-0.4%	20.1%	77.3%	107.3%	-2.1%	107.3%	107.3%

Source: Capital IQ. Total stockholder return data as of 3/7/25.

Akoya's Nov' 2024 Off-Cycle RSU Grants Introduce Accounting Risk

- **RSUs Awarded Mid-Sales Process:** AKYA management issued sizable RSU awards[1] on November 19, 2024, during active merger discussions

- AKYA's November 14 announcement of "evaluating strategic alternatives" understates material positive MNPI available at the time, and **these equity awards could be considered SPRING-LOADED GRANTS**:
  - AKYA had already received multiple bids within $3.50 to $5.00 per-share range
  - AKYA management had already held post-earnings investor discussions when RSUs were granted
  - Bidding process had already entered the 2nd round

- AKYA states the fair value of RSUs are calculated using the grant date stock price
  - This is **INAPPROPRIATE** for spring-loaded RSUs under SAB 120 and would result in a **MISSTATEMENT**

- **Given their own restatements, QTRX MUST NOT IGNORE additional accounting risk that could MISLEAD investors and further affect financial reporting**

Current Price of the Underlying Share (Including Considerations for Spring-Loaded Grants)[2]

Determining whether an adjustment to the observable market price is necessary, and if so, the magnitude of any adjustment, requires significant judgment. The staff acknowledges that companies generally possess non-public information when entering into share-based payment transactions. The staff believes that an observable market price on the grant date is generally a reasonable and supportable estimate of the current price of the underlying share in a share-based payment transaction, for example, when estimating the grant-date fair value of a routine annual grant to employees that is not designed to be spring-loaded.

However, companies should carefully consider whether an adjustment to the observable market price is required, for example, **when share-based payments arrangements are entered into in contemplation of or shortly before a planned release of material non-public information**, and such information is expected to result in a **material increase in share price**. The staff believes that **non-routine spring-loaded grants merit particular scrutiny** by those charged with compensation and financial reporting governance. Additionally, when a company has a **planned release of material non-public information** within a short period of time after the measurement date of a share-based payment, the staff believes **a material increase in the market price of the company's shares upon release of such information indicates marketplace participants would have considered an adjustment to the observable market price on the measurement date to determine the current price of the underlying share**.

---

1) See AKYA Form 4 filings dated November 21, 2024
2) SEC.gov | Staff Accounting Bulletin No. 120